Filed by FoxHollow Technologies, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: FoxHollow Technologies, Inc.

Commission File No.: 000-50998

Hello FoxNation,

It’s hard to believe that it’s been almost a month since our announcement to merge with ev3 – that is, until I look at all the hard work that’s happened since then. As I mentioned to you last week, the combined Integration Planning Team from FoxHollow, ev3, and Bain consulting has created several Tasks Forces, each led by a combination of ev3 and FHT stakeholders.

Almost every Task Force had their kickoff meeting this week (with a few exceptions that will meet early next week), either here in Redwood City or at ev3 headquarters in Plymouth, MN. Each function is well-represented by these Task Forces and FoxHollow leaders, including:

•	Sales Force – Kevin Cordell

•	Marketing, International – Mike Ennen

•	Customer Service & Distribution – Phil Rossi

•	Information Technology – Tom Miller

•	Finance – Matt Ferguson

•	R&D – Ron Songer

•	Clinical & Regulatory Affairs – Theresa Mitchell

•	Operations – Bill Beasley & John Fraboni

•	Quality – Peggy Prien

The discussions we’ve had around the creation and key objectives of these Task Forces have focused heavily on planning for the new company, and our efforts to bring together the best from both sides – FoxHollow and ev3 – to create something even better, on the pathway to creating a leading endovascular device company and treating even more patients than before. The Task Forces are now working to define their team charters and appropriate timelines against these objectives, with the goal to be ready for Day 1 on close of the transaction, which we continue to expect to happen in Q407.

As I mention each week, it is important to remember that FoxHollow and ev3 remain separate entities until the merger is closed – so attention should remain focused on our key objectives:

•	SilverHawk – hitting our sales numbers and supporting our marketing programs and physician relationships

•	Product launches – 2007 launches include EXL, RockHawk, LS/LX-M

•	Recruitment and Retention

But it’s clear that FoxHollow needs no reminder of this – with PVC training in Redwood City and EXL launch calls happening over the last week, along with design reviews and NightHawk IDE preparations ongoing, it’s business as usual at FHT. Thanks for all the hard work, and enjoy the weekend!

Duke

Duke Rohlen

FoxHollow Technologies (NASDAQ: FOXH)

740 Bay Road

Redwood City, CA 94063-2469

(p) 650-421-8655

(f) 650-421-8781

drohlen@foxhollowtech.com

Forward-Looking Statements

This communication contains “forward-looking statements” about ev3 and FoxHollow within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, product launches in 2007, regulatory approval of FoxHollow products, statements about the benefits of the business combination transaction involving ev3 and FoxHollow, including the potential synergies and cost savings and the timing thereof, future financial and operating results, the expected timing of the completion of the transaction, the combined company’s plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” or words of similar meaning and any other statements that are not historical facts. Such forward-looking statements are based upon the current beliefs and expectations of ev3’s and FoxHollow’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of ev3 and FoxHollow. Actual results may differ materially from the results anticipated in these forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statement: general business and economic conditions; the ability to obtain governmental approvals of the transaction on a timely basis; the failure of FoxHollow stockholders to approve the transaction; the competitive environment; the failure to realize synergies and cost-savings from the transaction or delay in realization thereof; the businesses of ev3 and FoxHollow may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; and operating costs and business disruption following the merger, including adverse effects on employee retention and on our business relationships with third parties, including physicians, providers and distributors. Additional factors that could cause ev3’s and FoxHollow’s results to differ materially from those described in the forward-looking statements can be found in ev3’s and FoxHollow’s Annual Reports on Form 10-K for the year ended December 31, 2006, ev3’s Quarterly Report on Form 10-Q for the quarter ended July 1, 2007 and FoxHollow’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 and in the information/proxy statement-prospectus which forms a part of ev3’s registration statement on Form S-4, which are filed with the Securities and Exchange Commission and available at the SEC’s web site at www.sec.gov. The information set forth herein speaks only as of the date hereof, and ev3 and FoxHollow disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication.

Important Additional Information for Investors and Stockholders

This communication is being made in respect of the proposed business combination involving ev3 and FoxHollow. In connection with the proposed transaction, on August 17, 2007, ev3 filed a Registration Statement on Form S-4 (SEC File No. 333-145554) with the SEC that constains an information/proxy statement-prospectus. INVESTORS AND SECURITY HOLDERS OF EV3 AND FOXHOLLOW ARE URGED TO READ THE INFORMATION/PROXY STATEMENT-PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS) AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT EV3, FOXHOLLOW AND THE PROPOSED TRANSACTION.

Investors and security holders are able to obtain free copies of the registration statement and the information/proxy statement-prospectus and other documents filed with the SEC by ev3 and FoxHollow at the SEC’s web site at www.sec.gov. Free copies of the registration statement and the information/proxy statement-prospectus and other documents filed with the SEC can also be obtained by directing a request to ev3, Attention: Investor Relations Dept., telephone: (763) 398-7000; or at ir@ev3.net or to FoxHollow, Attention: Investor Relations Dept., telephone (650) 421-8449, or at investorrelations@foxhollowtech.com. In addition, investors and security holders may access copies of the documents filed with the SEC by ev3 on ev3’s website at www.ev3.net, and investors and security holders may access copies of the documents filed with the SEC by FoxHollow on FoxHollow’s website at www.foxhollowtech.com.

ev3, FoxHollow and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from the stockholders of FoxHollow in respect of the proposed transaction. Information regarding ev3’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2006, filed with the SEC on March 14, 2007 and the proxy statement for ev3’s 2007 Annual Meeting of Stockholders, filed with the SEC on April 16, 2007. Information regarding FoxHollow’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2006, filed with the SEC on March 13, 2007 and the proxy statement for FoxHollow’s 2007 Annual Meeting of Stockholders, filed with the SEC on April 30, 2007. Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of ev3’s and FoxHollow’s directors and executive officers in the merger by reading the definitive information/proxy statement-prospectus referred to above.